PURCHASE COMPANY AGREEMENT

(FOR THE PURCHASE OF A MAJORITY INTEREST IN WHISL TELECOM LLC)

This PURCHASE COMPANY AGREEMENT ("Agreement") is made as of the May 6th, 2022, (the "Signing Date") between iQSTEL Inc. a SEC reporting issuer that is quoted on the OTC Markets (OTCQX: IQST), incorporated under the laws of the State of Nevada, USA, with its principal office at 300 Aragon Avenue, Suite 375, Coral Gables, Florida 33134 (hereinafter "Buyer"), US Acquisitions, LLC, a Limited Liability Company organized in the State of California on March 1, 2021, having its main address at 500 N. State College Blvd., Suite 1100, Orange, CA 92868 (hereinafter “Seller”), acting through its Manager, A. Nathan Dawood, US Citizen, Passport Number 559877451, who has full and sole authority to sign on Seller’s behalf on all matters pertaining to Seller, and WHISL TELECOM LLC, a limited liability company created in accordance with the laws of the State of Texas, with registered offices at 5435 North Garland Ave. Suite 140-507, Garland, TX 75040, (EIN 83-1489932; www.whisl.com: hereinafter the “Company”. The Seller is offering to sell to the Buyer, and the Buyer has agreed to purchase from Seller, all of Buyer’s membership interests in the Company, which represents fifty-one percent (51%) of all issued and outstanding membership interests (hereinafter “Membership Interest”) of the Company. Seller, Buyer, and the Company shall hereinafter be collectively referred to as the “Parties,” and individually as a “Party.”

RECITALS:

The Company provides local US termination for Voice through its FCC license of VoIP Service number 832742, and plans to obtain a C-Lec FCC License over next 12 months. The Company is one of the premier Intermediate Voice Providers in the USA. It has been a carrier since 2017 with billions of minutes traversing its network. The Company provides its customers with multiple levels of Redundancy, Diversity, and Disaster Recovery for their applications and ability to make changes to underlying carrier configuration in real time. The Company offers a single carrier solution for Voice Global services, and its customers benefit from hundreds of interconnection agreements that the Company has cultivated since its inception.

Seller is the registered and beneficial owner of the Membership Interest (as hereinabove defined) of the the Company. Buyer desires to purchase, and Seller desires to sell the Membership Interest (as hereinabove defined) of the Company pursuant to the terms and provisions contained in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained in this Agreement the Parties agree as follows:

1.	DEFINITIONS.

Signing Purchase Agreement (Signing Date): Corresponds to the moment in which the Purchase Agreement is signed, which will implicitly mean all acquisition terms are already accepted by Seller and Buyer. Even though the ownership of the Membership Interest (as hereinabove defined) of the Company has not been transferred to Buyer, there is a firm commitment to do so within the terms of this contract. In the same way, from the Signing Date, it will not be possible to sell, alienate, indebt, distribute dividends of the Company, assets or bank accounts, without the express authorization of Buyer. The Company is committed to maintaining its full and complete operability for the normal operations of the business as usual. The parties agree that the Execution Date (Closing Date) will not be later than May 13th, 2022.

Transfer of the Membership Interest to Buyer (Closing Date): Corresponds to the moment in which the Membership Interest (as hereinabove defined) of the Company is transferred by Seller to Buyer. This closing date must comply with the conditions at the closing date. The Parties agree that the Closing Date will not be later than May 13th, 2022.

2.	PURCHASE AND SALE.

Subject to terms and conditions of this Agreement and upon the basis of the covenants, representations and warranties of Seller as set forth below, Seller agrees to sell to Buyer and Buyer agrees to purchase from Seller the Membership Interest. In this regard, Seller and Buyer have agreed as follows:

The total purchase price for the Membership Interest (as hereinabove defined) is ONE MILLION EIGHT HUNDRED THOUSAND DOLLARS (US$ 1,800,000.00) (“the Purchase Price”), and will be paid: FIVE HUNDRED FIFTY THOUSAND DOLLARS (US$ 550,000.00) by IQST restricted

Common Stock (subject to Rule 144 for restriction removal) (hereinafter “Initial IQST Shares”) and ONE MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS (US$ 1,250,000.00) by wire transfer in the manner specified herein. For more general information about what the rule 144 is visit https://www.investopedia.com/terms/r/rule144.asp

The ONE MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS (US$ 1,250,000.00) shall be delivered to Seller’s Bank of America account by wire transfer as follows:

-	The sum of ONE MILLION DOLLARS (US$ 1,000,000.00) shall be wired into Seller’s Bank of America account on or before the “Closing Date”; otherwise, this Agreement shall be deemed null and void; and
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-	The sum of TWO HUNDRED FIFTY THOUSAND DOLLARS (US$ 250,000.00) shall be wired into Seller’s Bank of America account within sixty (60) days after the “Closing Date”.

-	The Initial IQST Shares shall be issued to Seller’s designee, NOVA MAS, LLC, a Wyoming limited liability company within thirty (30) days following the Parties’ execution of this Agreement. See Exhibit G. All benefits resulting from the delivery of the Initial IQST Shares shall be for the benefit of the Seller’s designee, NOVA MAS, LLC, but shall be consideration under the Purchase Price for the Membership Interest held by Seller.

The term "Dollars", as used in this Agreement, is defined to be lawful United States currency.

3.	NEXT PAYMENT IN SHARES

Any other payment indicated in this document, different that the payment provided hereinabove, may be paid in shares, or a mixture of cash and shares, as Seller may indicate in writing. For shares, the average value of the last 5 days of trading prior to the execution of any such other instrument, discounted by 15%, will be applied. All the Shares used as payment will be issued as IQST Restricted Common Shares (and subject to Rule 144 for restriction removal).

4.	ASSIGNMENT OF MEMBERSHIP INTEREST.

Subject to the terms of this Agreement, Seller will deliver to Buyer at Closing Date an assignment declaration evidencing the transfer of the Membership Interest (as hereinabove defined) of the Company, against payment of the Purchase Price as detailed hereinabove.

5.	REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller represents and warrant to Buyer as follows, and acknowledge and confirm that Buyer is relying upon such representations and warranties in connection with the purchase of the Membership Interest:

(a)	Organization and Share Capital. The Company is duly organized under the laws of the State of Texas, is not a public company, is a valid subsisting company in good standing under the laws of the State of Texas, and has at all times been domiciled in 5435 North Garland Ave. Suite 140-507, Garland, TX 75040, for the purpose of all applicable income tax legislation. All of the Company ́s information such as registration certificate, By Laws, financial statements and bank account information is described in Exhibit A.

There are no other members that own any portion of the Membership Interest (as hereinabove defined) other than the Seller, and Seller has the authority to transfer said interests to Buyer pursuant to the terms of this Agreement. No other person, firm, or corporation other than Buyer has any agreement

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or option or a right capable of becoming an agreement or option for the purchase, subscription or issuance of any of the Membership Interest or to direct the voting or disposition of the Membership Interest. There are no members or other agreements affecting the Membership Interest or Seller's ability to transfer such Membership Interest to Buyer.

Seller is the owner, beneficially and of record, of the Membership Interest (as hereinabove defined) in the Company, free of any liens, encumbrances, security agreements, equities, options, claims, charges and restrictions. Seller has the right and authority to enter into this Agreement on the terms and conditions set forth in it and has full power to transfer the legal and beneficial ownership of the Membership Interest (as hereinabove defined) of the Company to Buyer without giving notice to, making any filing with, or obtaining the consent or approval of any other person or governmental authority.

(b)	Legal Requirements. The Company has the power to carry on the Business, is duly qualified to carry on business in USA pursuant to FCC license number 832742, and hold or will acquire at the sole expenses of the Company all required licenses, permits, approvals and authorizations for carrying on the Business. The Company has complied with all applicable federal, state or local statutes, laws and regulations affecting the operation of the Business. Seller has the right, power, legal capacity, and authority to enter into, and perform Seller’s obligations under this Agreement.

The Company is not in default or breach of, and there exists no state of facts which after notice or lapse of time, or both, would constitute a default or breach of, any of the material contracts. All of the material contracts are in good standing.

The consummation of the transactions contemplated by this Agreement will not result in or constitute any of the following: (i) a breach of any term or provision of this Agreement, or of any law, regulation or ordinance; (ii) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the articles of Organization or Operating Agreement of the Company or of any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which the Seller or the Company is a party, or by which any of them, or the property of any of them, is bound; (iii) an event that would permit any party to terminate any agreement, or to accelerate the maturity of any indebtedness or other obligation of The Company; or (iv) the creation or imposition of any lien, encumbrance or restriction of any nature in favor of a third party upon or against the Company.

All material transactions of the Company have been promptly and properly recorded or filed in the appropriate books and records.

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(c)

Ordinary Course of Business. The Business has been carried on in the ordinary course and the Company has not entered into any material agreements or commitments other than in the ordinary course of the routine affairs of the Business. Without limiting the generality of the foregoing, except in the ordinary course of the routine affairs of the Business or as disclosed in this Agreement, the Company has not: (i) made or authorized any payment to any officers, directors, employees or other persons, including the payment of any personal expenses of Seller, except at the regular rates of salary, bonus or other remuneration payable to them by the Signing Date; (ii) paid or authorized any dividends or other distributions on, or payments in respect of, any of their shares or securities; (iii) made any loan or advance to any person; (iv) subjected the Membership Interest to any mortgage, deed of trust, lien, pledge, conditional sales contract, security interest, lease, encumbrance or charge; (v) sold, leased or otherwise transferred or disposed of any of the Membership Interest; (vi) modified, amended or terminated any agreement, or waived or released any rights under any agreement; (vii) incurred any debt, obligation or liability of any nature, whether accrued, absolute, contingent or otherwise; (viii) issued or sold, other than to Buyer, any equity or debt security; (ix) made any changes or amendments to the Articles of Organization or Operating Agreement of The Company; or (x) authorized or agreed to do any of the matters described in the preceding clauses (i) through (x).

The Company has not experienced, nor is Seller aware of, any occurrence or event which has had, or might reasonably be expected to have, a materially adverse effect on the financial condition, business, assets or prospects of The Company.

(d)	Claims and Litigation. There is no claim, suit, action, arbitration, governmental inquiry, Tax injunction, consent decree or legal, administrative or other proceeding existing, pending, or threatened against or relating to the Company or to the Company’s financial condition, or to the Business, or any of the Membership Interest, nor does Seller knows of, or have reasonable grounds for, believing that there is any basis for any such action, arbitration, proceeding or inquiry.

(e)	Financial Statements. The financial statements of the Company, attached as part of Exhibit A and made a part hereof, are true and correct in every material respect, have been prepared in accordance with generally accepted accounting principles consistently followed by the Company throughout the periods indicated therein, represent fairly the financial position of the Company as of the respective dates of the balance sheets included in the financial statements and the results of its operations for the respective periods indicated, and do not include or omit to state any fact which renders such financial statements misleading. Except as and to the extent shown or provided for in such financial statements, the Company has no liabilities or obligations (whether accrued, absolute, contingent or otherwise) which might be or become a charge against the Membership Interest.
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All financial and other information provided by the Company to Buyer and its representatives to date is true and correct in every material respect, and no extraordinary events of any nature have in any way affected such information or the Business. There are no additional sets of books, duplicate sets, "second sets" or other documents or records of the Business kept by Seller or the Company which purport to show the financial status of the Business and that have not been delivered to or inspected by Buyer.

(f)	Audit and/or Due Diligence. The Company acknowledges that Buyer will perform at the Buyer's expense a formal audit and/or due diligence of the financial and legal information of the Company, if necessary, under the significant tests within the SEC standards for years 2019, 2020 and 2021 ("Audit" and/or "Due Diligence"). A detailed list of all of The Company’s liabilities up to the Signing Date shall be included in Exhibit C.

In order to start the Audit and/or the Due Diligence, the Company must provide with all accounting information. The Company hereby commits to deliver the accounting information for The Company specified in Exhibit F in accordance with the SEC standards, within reasonable time after Signing Date.

In the event that the Audit and/or Due Diligence reflects a substantial deviation that impacts the business value of the Company (greater than 15% up or down), the Parties shall have the right to make an adjustment in the acquisition price in accordance with said business value. Any such adjustment shall be solely limited to IQST Shares (e.g., more IQST Shares or less IQST Shares depending on the difference in business value of the Company). Any such deviations shall not affect the cash consideration being paid to Seller by Buyer.

(g)	Taxes and Unemployment Compensation. There are no special charges or levies, taxes, unemployment compensation contributions, penalties or interest that form or might form a charge or encumbrance that may become payable by the Company or Buyer as a result of, or in connection with, any event that has occurred to the Signing Date.

(h)	All Accounts Paid. All account billings which have been received by the Company for work, labor or materials in connection with the Company’s business have been paid in the ordinary course of the routine affairs of the business.

(i)	Liabilities. All of the Company ́s liabilities are listed in Exhibit C, along with a list of the payable accounts and their expiration date. It is expressed in Exhibit C the conditions of payment of such liabilities or if so, there are payment agreements for those liabilities. If there is any liability that is not listed in Exhibit C or that it has not been disclosed or declared by the Company, such liability shall
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not be accepted by Buyer as a company liability, provided, that if the Company is not aware of such liability or it is a liability based on the normal operation of the business, this provision would not apply. In the event there is an undisclosed liability that exceeds fifteen percent (15%) of the Company’s existing liabilities that was not incurred during the normal operation of business, then the purchase price shall be proportionally reduced. Any such adjustment shall be solely limited to IQST Shares (e.g., less IQST Shares depending on the difference in business value of the Company). Any such deviations shall not affect the cash consideration being paid to Seller by Buyer.

(j)	Contractual Arrangements. The Company does not have any contracts, agreements, undertakings or arrangements, whether oral, written or implied, with lessees, licensees, managers, accountants, suppliers, agents, officers, distributors, directors, lawyers, or other third parties, which cannot be terminated on a reasonable period's notice.

(k)	Employment Matters. (i) The Company is in compliance with all federal, state and local laws, ordinances and regulations respecting employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice. The Company is not, and has never been, a party to any profit sharing, retirement, pension or similar plans, or other deferred compensation plans affecting the Business, except as disclosed on Exhibit B, attached hereto and made a part hereof. The Company is not now, nor has it ever been, a party to any union contract or collective bargaining agreement with any labor union or other association of employees and, to the best of the knowledge of Seller, no attempt has been made to organize or certify the employees of the Company as a bargaining unit. The Company is not a party to, nor bound by, any written or oral employment, advisory or consulting agreement other than those terminable at will by The Company. All employment benefits of the Company in place, including without limitation, any insurance plans are disclosed on; (ii) to the knowledge of Seller, the Company has never been fined or otherwise penalized by reason of any failure to comply with the American immigration laws, nor is any such proceeding pending or threatened; (iii) Exhibit B, attached hereto and made a part hereof, contains a list of all employees of the Company, their wages and other remuneration of every kind, including current year vacation pay earned to date, accrued sick leave, and the date and amount of the latest wage increase of each such employee. There has been no hiring of new employees or termination of existing employees, voluntary or otherwise, by the Company since the Inspection Date.

(l)	Tax Matters.

(i)	Each of the returns required to be filed by the Company on or before the Closing Date (the “The Company Returns”) with respect to any income, franchise, sales, property, employment or any other tax or governmental charge with any governmental body; (1) has been timely filed (including any
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extensions); and (2) has been prepared in compliance with applicable law. All amounts, whether or not shown on the “the Company Returns,” due on or before the Closing Date have been paid, except to the extent such amounts are being contested in good faith by The Company or are properly reserved for on the books or records of The Company, as provided to the Buyer. All taxes that The Company has been required to collect or withhold on or before the date of this Agreement have been duly collected or withheld, and to the extent required when due, have been duly paid to the proper governmental body. The Company has delivered, or made available to Buyer, correct and complete copies of all “the Company Returns,” examination reports and statement of deficiencies assessed against or agreed to by The Company. True and correct copies of the “the Company Returns” for 2019, 2020 and 2021 are attached hereto as part of Exhibit D and made a part hereof.“

(ii)	Except as otherwise disclosed to Buyer, there has not been any audit of any “the Company Return” by any governmental body. No audit of any such “the Company Return” is in progress, and neither the Company nor Seller has been notified in writing by any governmental body that any such audit is contemplated or pending. No extension of time with respect to any date on which a “the Company Return” was required to be filed by the Company is in force and now waiver or agreement by or with respect to the Company is in force for the extension of time for the payment of any taxes. No written claim has been made by any governmental body in a jurisdiction where company does not file tax returns that company is subject to taxation by that jurisdiction which would result in an obligation of company to pay taxes.

(iii)	The Company has not agreed to nor is required to make any adjustment for any period after the Closing Date. There is no application pending with any governmental body requesting permission for any such change in any accounting method of the Company and the corresponding tax authority in the jurisdiction where the Company operates has not issued in writing any pending proposal regarding any such adjustment or change in accounting method.

(iv)	The Company is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, taxes.

(v)	The sale of the Membership Interest (as hereinabove defined) and the consumption of the transactions contemplated by this Agreement does not create any tax liabilities for the Company.

(m)	Accounts Receivable. The Receivables shown in the books of the Company are good and collectible, except for normal trade accounts which may become uncollectible in the ordinary course of business.
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(n)	Banks and Financial Institutions. The names and locations of all banks and other financial institutions at which the Company has any accounts or safety deposit boxes, the numbers of such accounts, and the names of all persons authorized to draw thereon or have access thereto are set forth on Exhibit A, attached hereto and made a part hereof.

(o)	Full Disclosure. None of the representations and warranties made by Seller and/or the Company, or made in any document, exhibit, certificate, memorandum or in any information of any kind furnished, or to be furnished by Seller and/or the Company, contains or will contain any intentionally false statement of a material fact.

(p)	Brokers. There are no brokers, salesmen or finders involved in this transaction. If a claim for brokerage commission in connection with this transaction is made by any broker, salesmen or finder claiming to have dealt by, through or on behalf of one of the parties hereto ("Indemnitor"), Indemnitor shall indemnify, defend and hold harmless the other party hereunder ("Indemnitee") and Indemnitee's officers, directors, agents and representatives, from and against any and all liabilities, damages, claims, costs, fees and expenses whatsoever, including reasonable attorneys' and paralegals' fees and costs up through and including all trial and appellate levels with respect to said claim for brokerage. The provisions of this Paragraph shall survive Closing or any cancellation or earlier termination of this Agreement.

(q)	Anti-Corruption. Neither the Company nor any of its officers Members, directors, agents or employees, acting on its behalf has: (i) made or offered to make any illegal payment to any officer or employee of any governmental agency or body, or any employee, customer or supplier of the Company or (ii) accepted or received any unlawful contributions, payments, expenditures or gifts and not proceedings have been filed or commenced alleging any such payments. None of the officers, Members, directors, agents or employees of The Company are a governmental official.

(r)	Intellectual Property. Exhibit E sets forth a complete list of all IP Rights used, held for use or owned by The Company (the "Intellectual Property") and a true correct and complete list of all designs, manufacturing, pictures, licenses, software, platforms, data, back up or similar agreements or arrangements to which the Company is a party, either as licensee or licensor with respect to the Intellectual Property. The Company is the sole and exclusive owner of all of the Intellectual Property of each one. Neither The Company nor Seller has knowledge of not received notice of any claim or basis for a claim against it that any of its operations, activities, products or publications infringes on any Intellectual Property right or other property right of a third party, or that it is illegally otherwise using the trade secrets or any property rights of other. The Company owns all right, title and interest to any custom or proprietary software and telecommunications programs used in the conduct of its
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property rights of any third party. The Company uses all of its software for its intended use and complies with applicable law. The Company has no obligation to refund any fees for any products or services sold to any third party.

(s)	Business Continuity. None of the software, computer hardware (whether general or special purpose) and other similar or related items of automated, computerized and/or software systems and any other similar or related items of automated, computerized and/or software systems and any other networks or systems and related services that are used by or relied on by The Company in the conduct of its businesses (collectively, the "Systems") have experienced bugs, failures, breakdowns or continued substandard performance in the past twelve (12) months that has caused or reasonably could be expected to cause a materially adverse effect to the Business and all of them are third party owned and operated.

6.	COVENANTS OF SELLER.

(a)	Financial and Other Information. The Company covenants that it will do or will cause to be done the following: (i) make available to Buyer as soon as practicable, all books, accounts, records and other financial and accounting data of the Company (including all available financial statements for the past three fiscal periods); (ii) make available to counsel for Buyer as soon as practicable, all charter documents, minute books and other company records and all documents of title and related records of the Company and (iii) Buyer will open a new bank account for the Company.

(b)	Operating Agreement. The Company covenants that it will procure the amendment, modification or change, at the expense of the Company, the Operating Agreement of the Company in case it is necessary or required to adopt and incorporate the terms of this Agreement. A copy of the current Operating Agreement of The Company is enclosed in Exhibit A.

(c)	Ordinary Course of Business. The Company will ensure that to the Closing Date, the Company will: (i) conduct the Business only in the ordinary course; (ii) make no increase in the compensation payable to, or agreements with, any employee or agent by which Buyer or the Company is bound; (iii) not make any commitment on behalf of Buyer or the Company by which Buyer or the Company is bound to any third party, including, without limitation, a commitment to hire any person as an employee; (iv) use the Company’s best efforts to keep the business organization of the Company intact, and to keep available to the Company the services of the present employees, and to preserve for the Company the goodwill of the Business, suppliers, customers and dealers, and others with which Seller and the Company have business relations; (v) Omar Luna will continue as Executive Member of the Board and Lindy Cairns as CFO of The Company; (vi) make no announcement or disclosure of the prospective

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purchase and sale contemplated by this Agreement without consultation and coordination of such announcement with Buyer; and (vii) Omar Luna and Lindy Cairns, while remaining as Executive Member of the Board and CFO, respectively, of the Company, shall continue to have complete and unrestricted power and authority to hire, fire, retained or suspend any person as employee or independent contractor, and to assign, increase, decrease the salary, wages, or any other compensation or bonuses to such employees or independent contractors of the Company, provided that such transaction is in the ordinary course of business and customary for the Company and in the Company’s best interest. All parties will use their best efforts to attain a favorable public relations posture and response in the community, and to retain the goodwill of the Business pending, during and after closing.

(d)	Litigation. The Company will be fully responsible for all losses, damages, expenses, liabilities, attorneys' fees, claims or demands whatsoever suffered or incurred by Buyer or the Company as a result of any litigation or threatened litigation arising from matters that occur on or before the Closing Date; provided, however, that the Company shall not be responsible for any losses, damages, expenses, liabilities, attorneys' fees, claims or demands arising out of the ordinary course of business of the Company or that have been disclosed to Buyer in this Agreement.

(e)	The Company Records and Minute Books. On the Closing Date: (i) the minute books of the Company will contain accurate and complete minutes of all meetings and proceedings of the directors, any committee appointed by the directors, and of the Members of the Company since the date of its organization, and all waivers, notices and other documents required by law to be contained in such books; (ii) all resolutions contained in the minute books will have been duly passed and all meetings referred to above duly called and held; (iii) the records of the Company concerning Membership Interest certificates, if any, and membership Interest registers, if any, will be complete and accurate; and (iv) the Company will be in good standing under the laws of the State of Texas and will have passed all resolutions necessary to approve and effect the transaction contemplated by this Agreement.

(f)	Goodwill. Seller agrees to refrain from doing anything that would damage the goodwill of the Company; the Company will also continue to do everything within its ability to protect its ongoing goodwill, both before and after the Closing Date.

(g)	Consents. The Company will diligently take all reasonable steps required to assure that its licenses are not affected by the sale of the Membership Interest (as hereinabove defined) to Buyer. In addition, the Company will diligently take all reasonable steps required to obtain, prior to the Closing Date, all consents to the assignment, transfer, conveyance or other disposition to Buyer where such a consent is required. Buyer will use its best efforts to assist in the obtaining of all such consents.
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(h)	Further Assurances. After the Closing Date, the Company will, at the expense of Buyer, execute and do all such further deeds, acts, things and assurances that may be requisite in the opinion of counsel for Buyer for more perfectly and absolutely assigning, transferring, assuring to and vesting in Buyer title to the Membership Interest, save and except for liens and encumbrances securing the assumed debt, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, equities or other claims of every nature and kind whatsoever, except as disclosed in this Agreement and its Exhibits, and for carrying out the intention of, or facilitating the performance of, the terms of this Agreement.

(i)	Distributions. The Company will not do any cash distributions, nor any other kind, before closing date for purpose of dividends

(j)	Release. The Company releases and forever discharges Seller, its owners, managers, members, affiliates, and its respective successors and assigns, of and from all claims and causes of action known or unknown, accrued or unaccrued, that the Company has or may have against Seller, including, without limitation, all claims in connection with Seller’s ownership of the Membership Interest.

(k)	Non-Solicitation Clause. The Seller agrees that it will not directly or indirectly solicit business that directly competes with the voice business of the Company from any person or entity that was the Company’s clients or customers during the time such Seller owned the Membership Interest. Seller further agrees that it will not assist others in such solicitation or client acceptance. This covenant shall survive for two (2) years after the Closing Date. The failure to comply with this disposition will give rise to Buyer to demand a compensation equivalent to the actual damages suffered by the Company.

(l)	Certificate of Closing. Seller and the Company agree to provide Buyer, on the Closing Date, with a certificate dated the Closing Date certifying that all representations and warranties contained in this Agreement are true and correct as of the Closing Date, and that they have performed and complied with all agreements, warrants and conditions required by this Agreement to be performed ("Closing Certificate”).

7.	AUTOMATIC SELLING CLAUSE

The Company shall have an additional right to require Buyer to buy additional membership interests in the Company in case of ONE of the following conditions about conditional Net Income goals are met:

-	Condition 1: If, by December 31th 2022, the Company’s Net Income for the period from January 1st, 2022, to December 31th, 2022 is greater than Eight Hundred Thousand Dollars
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(US$800,000.00), and that such net income is consistent with the Company’s revenue and net income trends compared with the last 2 periods, the Company may activate the automatic sale clause, selling an additional 4% of the company’s membership interests to Buyer for Five Hundred and Fifty Thousand dollars (US$550,000.00). This right will be in force until June 30, 2023.

OR

-	Condition 2: If, by June 30th 2023, the Company’s Net Income for the period from July 1st, 2022, to June 30th 2023 is greater than Eight Hundred Thousand Dollars (US$800,000.00), and that such net income is consistent with the Company’s revenue and net income trends compared with the last 2 periods, the Company may activate the automatic sale clause, selling an additional 4% of the company’s membership interests to Buyer for Five Hundred and Fifty Thousand dollars (US$550,000.00). This right will be in force until December 31, 2023.

Once the Company activates the automatic sell clause in writing to sell to Buyer an additional percentage of the company’s membership interests within the aforesaid conditions, IQSTEL, Inc. shall have up to 60 days to proceed with payment and close the acquisition. If it takes more than 60 days for reasons attributable to IQSTEL Inc., iQSTEL Inc. will pay to the Company a fee equal to 3% per month for any amounts that are unpaid. Upon Buyer’s acquisition of the additional membership interests, it will effectively own fifty-five percent (55%) of the Company’s membership interests. The Company may offer to sell to Buyer additional membership interests above the fifty- five percent (55%) based upon the Parties’ mutual written consent.

8.	MANAGEMENT AGREEMENT

Once this Purchase Agreement is signed by the Parties, the actual member of the board, Omar Luna will enter into a three (3) year Employment Agreement, that will be discussed and executed before December 31th 2022, renewable for one (1) two-year period to guarantee the operational continuity and success of the Company.

The Company shall have a Board of Directors composed of 3 Members: 2 of the Members shall be appointed by Buyer and 1 of the Members shall be appointed by Omar Luna. The position of President and Secretary will be reserved for Buyer.

The Board of Directors will be appointed as follows: President: Mr. Leandro Jose Iglesias Conde Secretary: Mr. Alvaro Quintana Cardona

Executive Member of the Board: Mr. Omar Luna

The compensation of the management and employees is on the Exhibit B

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9.	MEMBERS AGREEMENT

The Buyer agrees that Seller shall be allowed to withdraw from the Company’s accounts the accumulated dividends Seller would have paid itself in the ordinary course of business prior to the execution of this Agreement without affecting the operation of the business.

The Operating Agreement shall require the unanimous written consent of the Company’s members for any future capital contributions to the Company.

Should the majority of the Members holding more than 50% of the membership Interest in the Company (“Selling Members”) desire to sell or transfer their membership interest in the Company, they must first give the option to the remaining Members the right to purchase or acquire such interest under the same terms and conditions as contracted with the third party buyer; if the remaining Members do not wish to acquire the interest as provided herein, the Selling Members must procure that the remaining Members have the right to join in the transaction and sell their minority interest in The Company under the same terms as the Selling Members are transferring their interest. A ten-day (10-day) period is deemed reasonable each time a response by the remaining members is required pursuant to this paragraph.

Should any Member desire to sell or transfer all or part of her/his/its Membership Interest in the Company (“Transacting Member”), such Transacting Member must first give the option to the remaining Members of the Company to purchase or acquire such interest under the terms and conditions provided by such Transacting Member, prorated based on the percentage of membership interest held by the remaining Members desiring to purchase or acquire such interest; if none of the remaining Members wish to purchase or acquire the interest as provided herein, the Transacting Member may proceed with the transfer to a third party buyer under the same terms and conditions as offered to the remaining Members; the terms negotiated with the third party buyer cannot differ by 1% or more; otherwise, the Transacting Member must offer the membership interest again to the remaining Members under such new terms and conditions, and the procedure provided herein shall be followed each time. A ten-day (10-day) period is deemed reasonable each time a response by the remaining members is required pursuant to this paragraph.

In case of IQSTEL Inc. files for bankruptcy protection, the Company will have the right to purchase from Buyer the percentage of the Membership Interests of the Company sold under this Agreement at One Dollar (US$ 1.00) per each one percent (1%). This right will expire on December 31, 2023.

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10.	SURVIVAL OF REPRESENTATIONS.

The representations, warranties, covenants and agreements by Seller and the Company in this Agreement and its Exhibits, or documents delivered pursuant to the provisions of this Agreement or in connection with the transactions contemplated by it will be true at and as of the Closing Date as though made at that time. Notwithstanding any investigations or inquiries made by Buyer prior to the Closing Date or the waiver of any conditions, the representations, warranties, covenants and agreements of the Company will survive the Closing Date and, notwithstanding the closing of the transaction of purchase and sale provided for in this Agreement, will continue in full force and effect.

11.	INDEMNITY.

The Company agrees to reimburse Buyer and to indemnify and hold Buyer harmless from and against any and all losses, damages, expenses, liabilities, claims or demands whatsoever suffered or incurred by Buyer or the Company resulting or arising from: (a) any breach of, or misrepresentation in, the representations, warranties and covenants of Seller and/or the Company contained in this Agreement and its Exhibits or in the documents delivered pursuant to the provisions of this Agreement or in connection with the transactions contemplated by this Agreement; and (b) any and all liabilities and obligations whatsoever whether accrued, absolute, contingent or otherwise, relating to the operation of the Business prior to the Closing Date; provided, however, that the Company shall not be responsible or liable to Buyer for any losses, damages, expenses, liabilities, attorneys' fees, claims or demands arising out of the ordinary course of business of the Company or that have been disclosed to Buyer in this Agreement, and shall not be responsible or liable to Buyer for any of the aforesaid liabilities that take place after the Closing Date.

12.	TERMINATION CONDITIONS.

Once this Acquisition Agreement is signed, Seller is obliged to sell, and Buyer is obligated to purchase the Membership Interest pursuant to the terms of this Agreement, unless:

(a)	Buyer or the Company is declared bankrupt and/or insolvent.

(b)	If during the Due Diligence or the Audit process, prior to closing or file 8-K and/or 8-K amendment, some information is detected that causes a material impact on the Company’s valuation (more than 15%), or that clearly evidences a violation of a US law, in which case Buyer or Seller may terminate the acquisition of Membership interest of the Company, and demand the return of the amounts paid until then, if so those amounts must be paid within a maximum period of 7 business days.
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(c)	If the Parties mutually agree in writing at any time to terminate the acquisition process, Seller must return to Buyer the amounts received up to that moment, within a period of 7 business days.

13.	CONDITIONS PRECEDENT TO CLOSING.

The completion of the transaction contemplated by this Agreement is subject to Buyer obtaining approval to proceed from its Board of Directors. If said condition is not satisfied, then the Deposit, shall be returned to Buyer.

After execution of this Agreement, the Seller acknowledges the Company does not owe Seller any debts, account payables or any liability, including any receivable the Company may have with the Seller.

The Company will be delivered with normal levels of working capital, defined as current assets (except cash) minus current liabilities forecasted for the following 12 months, based on average levels of working capital for the 3 months preceding the closing. At the closing date, the Company shall have enough funds in its bank accounts to cover the normal operation of the business as would have been kept prior to closing after withdrawing the dividends as provided in this agreement.

The Company has prepared all accounting information in accordance with SEC standards in such manner that the Audit and/or Due Diligence may be performed within 30 days after, or before of the Closing Date.

14.	CLOSING DOCUMENTS.

(a) Delivery of Closing Documents by Seller. On the Closing Date, Seller will deliver to Buyer or its counsel the following, in form and substance satisfactory to Buyer and its counsel: (i) the originals of the assignment declarations to effect the transfer of Membership Interests (as hereinabove defined) of the Company to the Buyer, duly signed by the Seller; (ii) the combined duly signed Membership Interest register and beneficial owner register of the Company, if any, evidencing the Buyer’s entry as the holder of the Membership Interest with full voting rights and the beneficial owners in original form; (iii) a resolution of the Board of the Directors of The Company by which the sale and transfer of the Membership Interest (as hereinabove defined) is approved and pursuant to which the Buyer is entered into the register of the Company as the owner of the Membership Interest (as hereinabove defined), in original form; (iv) the minutes of the meetings of the Board of Directors and the Annual Members Meeting of The Company of the last three years (if available); (v) the Closing Certificate; (vi) certificate of good standing of The Company issued by the Commercial Registry Office; (vii) the Employment Agreements; and (viii) all other documents, acts, things and assurances as may be required in the reasonable opinion of the attorneys for Buyer for insuring that all of the transactions contemplated by this Agreement are carried out to the fullest extent possible.

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15.	CLOSING AND GENERAL.

(a)	Date and Time of Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Membership Interests (as hereinabove defined) of The Company will be completed at a closing date (the "Closing") to be held at 10:00 a.m. local time, or as otherwise may be agreed upon in writing by the parties or their respective attorneys.

(b)	Place of Closing Date. The Closing will take place at Miami, Florida.

(c)	Communications. All communications required to be given will be in writing and will be deemed to have been properly given if transmitted by E-Mail or delivered to the address of the party directly by U.S. Mail or Federal Express or other nationally recognized overnight courier service, and will be deemed to have been received, upon the date of delivery or transmission. Such communications will be sent to the following addresses:

Seller: 500 N. State College Blvd., Suite 1100, Orange, CA 92868

Buyer: 300 Aragon Ave, Suite 375, Coral Gables, FL 33134

(d)	Applicable Law. This Agreement will be deemed to be a contract made under the laws of the State of Florida and for all purposes will be governed by and interpreted in accordance with the laws prevailing in the State of Florida, without regard to principles of conflict of laws. Venue shall be state and federal courts located in Florida. The Company and this agreement has to fulfilment all the laws and regulations of the publicly listed companies in the United States of America.

(e)	Inurement. This Agreement will inure to the benefit of and be binding upon the parties, their heirs, administrators, successors and assigns.
(f)	Counterparts. This Agreement may be signed in any manner that clearly evidences the Parties’ intent to be bound, including via faxed, imaged, electronic or digital signatures, and in one or more counterparts, all of which shall be considered one and the same document. If this document is signed electronically, then all parties hereto hereby agree to use electronic signatures; and (ii) have agreed to be subject to the provisions of the U.S. E-SIGN Act (i.e., the Electronic Signatures in Global and National Commerce Act (enacted June 30, 2000, and codified at 15 U.S.C. § 7001 et seq)). Reproductions of this executed original (with reproduced signatures) shall be deemed to be original counterparts of this document and any person who is in possession of a photocopy of this executed document may, in good faith, rely upon the information it contains and shall not be liable to any third party for reliance upon the information herein contained.
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(g)	Severability. If a court of competent jurisdiction should find any term or provision of this Agreement to be unenforceable and invalid by reason of being overly broad, the parties agree that the court shall limit the scope or duration of such provision to the maximum enforceable scope or duration allowed by law. Any term or provision deemed by a court of competent jurisdiction to be unenforceable and invalid for any other reason shall be severed from this Agreement, and the remainder of this Agreement shall continue in full force and effect.

(h)	Legal Fees and Costs. In the event of any disputes or controversies arising from the Agreement or its interpretation, the prevailing party shall be entitled to recover its attorneys' and paralegals' fees and costs from the non-prevailing party, up through and including all trial, appellate and post- judgment proceedings. Each Party will pay its own fees and expenses (including legal, accounting, investment banking and financial advisory fees and expenses) incurred in connection with the negotiation and execution of this Agreement.

(i)	Confidentiality. The parties agree that from and after the date of this Agreement, none of the terms and conditions of this Agreement or any other agreement entered into by the parties or their affiliates, will be disclosed to any third party other than attorneys, accountants, Buyer's lender and other professionals advising the parties in connection with the contemplated transaction, without the prior written consent of the other party. The parties further agree that any information exchanged in connection with the transaction contemplated by this Agreement is proprietary to the disclosing party, and confidential in nature and it will be treated as such by the receiving party unless such information is or becomes a matter of public record.

(j)	Relation to Previous Agreements. This Agreement (including its appendices) constitutes the entire understanding and agreement between the Parties and supersedes and merges all prior agreements, promises, understandings, statements, representations, warranties, indemnities and covenants, whether written or oral with respect to the subject matter hereof.

(k)	Entire Agreement. This Agreement, including the Exhibits and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements, understandings or undertakings of the Parties.

(l)	No Assignment. Neither Party shall assign this Agreement or any rights, claims, obligations or duties under this Agreement without the prior written consent of the other Parties.
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(m)	Tax Gross-Up. All payments to be made by the Buyer to the Seller shall be made free and clear of and without deduction, unless the tax deduction is required by law. If a tax deduction is required by law to be made by the Buyer, the amount of the payment due from that Party shall be increased to an amount which (after making any tax deduction) leaves an amount equal to the payment which would have been due if no tax deduction had been required.

IN WITNESS WHEREOF the undersigned individuals have executed this Agreement in their respective capacities as identified below with the intent of becoming legally bound thereby as of the day and year first above written.

SELLER:

US ACQUISITIONS, LLC

/s/ Nathan Dawood
By:	A. Nathan Dawood, Manager and sole Member
E-Mail: nathan@*****com

COMPANY:

WHISL TELECOM LLC

/s/ Omar Luna
By:	A. Omar Luna, Member of the Board E-Mail: Omar***@****.com

BUYER:

iQSTEL INC.

/s/ Leandro Jose Iglesias Conde
By:	Leandro Jose Iglesias Conde Presidnet & CEO E-Mail: ceo@***.com; CC: alvaro*****@****.com

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